Filed by: Foster Wheeler Ltd.,
Foster Wheeler LLC

Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934.

Subject Companies: FW Preferred
Capital Trust I, Foster Wheeler Ltd., Foster Wheeler LLC

Registration Statement No. 333-107054

                Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information:  (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO, when it is filed. These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov.  You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to:  John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

                The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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January 7, 2004

Dear Fellow Employee,

As we begin the new year, I thought it would be a good time to report to you on the progress of our restructuring initiatives.  During 2003, Foster Wheeler demonstrated consistent improvement in our operational performance.  By establishing more disciplined, predictable and better performing project operation, we are delivering the value our clients expect and providing a fair profit opportunity for the Company.

Our results through the first nine months of 2003 have provided evidence of sustained progress toward our goals and we expect our year-end results to continue that positive trend.  In addition, during the year we saw an improvement in our domestic liquidity and we were able to report in the third-quarter results that our forecasts indicated that we had adequate liquidity through our current forecast period, through year-end 2004.

Last summer, I provided you with an overview of our planned balance sheet restructuring which we expect will create a financial structure for Foster Wheeler that will allow us to reach our full business potential.  On December 19, 2003, we filed revised documents with the United States Securities and Exchange Commission (SEC) that outline our strategy to reduce our debt and improve our balance sheet.  The revisions to our plan will allow us to improve our financial condition and I want to take this opportunity to provide you with an update.

•         As you are probably aware, the majority of Foster Wheeler debt is made up of trust securities issued by FW Preferred Capital Trust I, convertible subordinated notes issued by Foster Wheeler Ltd. and our liability for the so-called “Robbins” bonds.  The original plan proposed exchanging the trust securities for preferred shares of Foster Wheeler Holdings Ltd. and the convertible subordinated notes and Robbins bonds for preferred shares of FW European E&C Ltd.

•         The revised plan will add the Senior Notes issued by Foster Wheeler Ltd. to the securities to be exchanged.  At the end of the third quarter, these securities, including the Senior Notes, comprised $692.3 million of the Company’s total outstanding debt of $1,088.0 million.

•         The revised plan proposes that all of the securities, other than the Senior Notes, be exchanged for common stock and other securities of Foster Wheeler.  The revised plan will extend the maturity date for the Senior Notes.

•         We expect to complete the exchange in early 2004 subject to final clearance by the SEC, an agreement on final terms, and ratification by the various holders in accordance with the plan.

The steps we are taking, if successfully executed, will significantly reduce our overall debt.  The full text of the SEC filing (called a Form S-4) can be found in the investor relations section of our website under “SEC Filings.”

I also want to take this opportunity to inform you about an important addition to our corporate finance team.  In 2002, the United States Congress passed the Sarbanes-Oxley Act, landmark legislation which affects accounting, financial disclosure and corporate governance.  The law requires a company such as Foster Wheeler to put in place a wide range of internal controls and reporting mechanisms.  The fact that we have a complex financial structure, a number of domestic and international corporate entities and are in the final stages of an extensive restructuring makes our work even more intensive.

I have asked Joe Doyle, our former CFO, to return to Foster Wheeler as a consultant to guide our corporate-wide Sarbanes-Oxley initiatives.  Compliance with the law will require a focused, high-level resource to manage all that must be accomplished.  Joe has extensive accounting and managerial control expertise along with a keen understanding of Sarbanes-Oxley.  Additionally, his knowledge of the Company, ability to quickly penetrate the situation and lead the necessary changes will ensure that we get this critical job done in the most efficient manner.  The accuracy and reliability of our corporate disclosures are paramount and given the important nature of this assignment, Joe will be reporting directly to me.

Together, we are making significant progress in restructuring the operations and financial structure of Foster Wheeler and we are on track to complete our work in early 2004.  I truly appreciate that during this time, we have maintained our focus on quality and client satisfaction that are our hallmark. I thank you for your continued commitment as we work together to create a better and stronger Foster Wheeler.

Sincerely,

Raymond J. Milchovich

Chairman, President and Chief Executive Officer